Exhibit 99.2

PROXY
TOP IMAGE SYSTEMS LIMITED

For the Annual General Meeting of Shareholders to be held
 on October 15, 2013

The undersigned shareholder of Top Image Systems Limited (the "Company") hereby appoints Mr. Itzhak Nakar – and, if he will be unable to attend the meeting, Dr. Ido Schechter - with full power of substitution, as the true and lawful attorney, agent and proxy of the undersigned, to vote, as indicated on the reverse side, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held at the corporate offices of Top Image Systems at 1 B.S.R. Tower, 2 Ben Gurion St., Ramat Gan, Israel on October 15, 2013 at 10:00 a.m. (local time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

   ☒    Please mark your votes as in this example

1.	PROPOSAL NO. 1: Election of directors who are not external directors	FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
	Izhak Nakar	☐	☐	☐	4.	PROPOSAL NO. 4: To approve the amendment and restatement of the Company's Israeli Share Option Plan and the reservation of shares for award under it	☐	☐	☐
	Elie Housman	☐	☐	☐	5.	PROPOSAL NO. 5: To approve the terms of compensation for the Company's directors for 2013.	☐	☐	☐
	Ido Schechter	☐	☐	☐
	Lyron Bentovim	☐	☐	☐	6.	PROPOSAL NO. 6: To approve THE award of options and performance bonus for 2013 for Dr. Ido Schechter, the Company's Chief Executive Officer.	☐	☐	☐

2.	PROPOSAL NO. 2: Election of one external director for additional term, to serve until November 24, 2016.				7.	PROPOSAL NO. 7: To approve the award of options and performance bonus for 2013 for Mr. Izhak Nakar, the Company's Active Chairman.	☐	☐	☐
	Asi Karfiol	☐	☐	☐
	In connection with this proposal, please state whether or not you have a Personal Interest (as defined in the Companies Law) in the proposal. If you fail to indicate whether or not you have a Personal Interest, your shares will not be voted and your vote will not be counted for the resolution.	☐ yes ☐ no			8.	PROPOSAL NO. 8. To extend the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global as the independent public accountants of the Company until the next annual general meeting of the Company, and to authorize the Board of Directors to determine the remuneration of such auditors in accordance with the volume and nature of their services, subject to the approval of the audit committee of the Company.	☐	☐	☐
3.	PROPOSAL NO. 3: To approve the Company's Compensation Policy	☐	☐	☐

	In connection with this proposal, please state whether or not you have a Personal Interest in the proposal. If you fail to indicate whether or not you have a Personal Interest, your shares will not be voted and your vote will not be counted for the resolution.	☐ yes ☐ no

This proxy when properly executed will be voted in the manner directed herein.  If no direction is made, this Proxy will be voted FOR all of the above proposals. The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice. This proxy revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned's shares. The undersigned hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

______________, 2013
NAME OF SHAREHOLDER IN BLOCK LETTERS	(SIGNATURE OF SHAREHOLDER)	DATE

Note:	If the signer is an officer of a corporation, an executor, an administrator, a trustee or similar representative, the full title or capacity should be stated. Joint owners should each sign.